NO ACT

DC
PE 1-25-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08045124

Received SEC
MAR 28 2008
Washington, DC 20549

March 28, 2008

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2008

Re: Vishay Intertechnology, Inc.
Incoming letter dated January 25, 2008

Dear Mr. Dienstag:

This is in response to your letters dated January 25, 2008 and February 27, 2008 concerning the shareholder proposal submitted to Vishay by Paul Eisenman. We also have received letters from the proponent dated February 12, 2007 and March 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul Eisenman
250 Gorge Road
Cliffside Park, NJ 07010

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

RECEIVED
2008 JAN 28 PM 5:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2008

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Shareholder proposal of Paul Eisenman

Ladies and Gentlemen:

Our client, Vishay Intertechnology, Inc. (the "Company"), has received from Paul Eisenman a shareholder proposal and supporting statements for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders. The Company believes that it properly may omit the proposal from its proxy materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the proposal from its proxy materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the proponent as notice of the Company's intention to omit the proposals from its proxy materials.

Mr. Eisenman's letter of December 14, 2007, together with related correspondence, is attached as Appendix I to this letter.

The Proposal

The proposal requests that the Company's Board of Directors:

(1) sell 19.5% (5.83 million shares) of Siliconix incorporated (a subsidiary of the Company) to the public;

(2) distribute the remaining 80.5% (24.05 million shares) of Siliconix through a tax free reorganization to the Company's shareholders; and

(3) use the proceeds from the sale of the 19.5% of Siliconix, together with other cash on hand, to pay off $500,000,000 in 3-5/8% Convertible Subordinated Notes due in 2023.

Bases for Exclusion of Proposal from Proxy Materials

1. **The proposal is excludable under Rule 14a-8(c) because it contains multiple proposals.**

The proposal may be properly omitted from the proxy materials because it constitutes multiple proposals, in violation of Rule 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." If a shareholder submits multiple proposals, causing such submission to be procedurally deficient, Rule 14a-8(f) of the Exchange Act requires the Company to notify the proposing shareholder of the deficiency within fourteen days of receipt of such proposal. Rule 14a-8(f) also allows the shareholder fourteen days from the time it receives notice from the Company to correct any such procedural deficiency.

The Company received the proposal on December 14, 2007. On December 26, 2007, the Company notified the proponent of various deficiencies in the proposal, including that it contained at least three separate proposals, in violation of Rule 14a-8(c). The proponent's subsequent reply to the Company, dated January 9, 2008 and included in Appendix I, failed to reduce the multiple proposals to a single proposal. Because the proposal constitutes multiple proposals in violation of Rule 14a-8(c), and because the proponent did not remedy this deficiency within the specified time, the Company requests that the Staff concur in its view that the proposal may properly be omitted from the 2008 proxy materials.

While the proposal on its face appears to concern the disposition of the Company's Siliconix's subsidiary, in fact it has the ulterior purpose of managing the Company's debt. In his supporting statement, the proponent declares—

> "The intent of this resolution is to eliminate the impending long term debt of Vishay and to avoid Vishay having to repatriate its cash on hand overseas, paying a substantial portion of cash in taxes, or to avoid Vishay having to borrow sufficient funds at double the interest rate or higher to pay off the impending long term debt."

For the reasons stated in the following section, we believe that debt management is an ordinary course of business function and therefore an improper subject for a shareholder proposal under Rule 14a-8(i)(7). Apart from this, however, the proposal should be excluded because it encompasses three disparate and fundamentally independent elements. One is the sale of Siliconix stock, another is the pay-down of the Company's $500 million 3-5/8% convertible subordinated notes using in part proceeds of that disposition and a third is the spin-off of the remaining Siliconix shares.

Focusing first on the sale of shares and the pay-down of debt, it is true that a company could generate funds to pay-down debt through the sale of a subsidiary of sufficient size. Yet the pay-down could, if management so chooses, be accomplished in any number of ways. To take matters to an extreme, if the proponent had suggested that the Company sell a subsidiary, issue equity capital and reduce its capital expenditure budget, all for the purpose of generating cash to repay debt, could it be argued that the proposal was unitary because its elements were tied to debt repayment? We believe clearly not.

The fundamental multi-valence of the proposal is apparent from yet another angle. The proponent apparently concedes that the proceeds of the sale of 19.5% of Siliconix to the public will be insufficient to repay the 3-5/8% notes in full. Accordingly, the proposal provides that the Company use the proceeds of the sale "together with other cash on hand" to repay the debt. Initially, the proposal stated that the proceeds of sale of the debt would amount to approximately $466 million. When challenged by the Company on this assertion, the proponent replied by letter of January 9, 2008, that the Company could delete the quantification of the proceeds of the sale from the proposal. But whatever the proceeds of such a sale might be, the possibility is conceded by the proponent that the Company would need to access cash from other sources in order to implement the proposal to repay the debt. It is clear, therefore, that the disposition of Siliconix and the repayment of the debt are disparate courses of action being advocated by the proponent under the guise of a single proposal.

The Company believes that the proposal lacks the requisite coherent unity on yet another basis. The proposal would require the Company (i) to sell 19.5% of Siliconix to the public and (ii) to distribute the remaining 80.5% of Siliconix to the Company's shareholders in a tax free reorganization. While these actions collectively constitute a disposition of the Company's interest in Siliconix, they involve vastly different undertakings, each with its own mechanic, tax treatment, accounting treatment, timetable, registration requirements and consequences to the Company and its shareholders generally. A shareholder could well be in favor of one of these actions while opposed to the other (with the proponent providing precious little analysis on which shareholders could make an informed decision for either). Indeed, one may question whether an issuer itself could combine two such actions in a single proposal to its shareholders without violating the unbundling requirements of Rule 14a-4(a)(3). Finally, taking the proponent at his word that "[t]he intent of this resolution is to eliminate the impending long term debt of Vishay," the advocated distribution in kind of 80.5% of Siliconix is clearly divorced in design and intended consequence from the other elements of the proposal.

A shareholder proposal with multiple components constitutes multiple proposals, and therefore violates Rule 14a-8(c), unless the separate components of the proposal "are closely related and essential to a single well-defined unifying concept." *Exchange Act Release No. 12,999* (November 22, 1976). A proposal to dispose of a subsidiary through two distinct transactions and to utilize proceeds of one of those together with other resources that may be available to the Company lacks this unifying concept and is essentially requesting that the Company undertake multiple courses of action.

In other circumstances, the Staff has granted no-action relief where a proponent sought inclusion of shareholder proposals whose elements appeared superficially related but were in fact distinct. See, e.g., *HealthSouth Corporation* (March 28, 2006); (proposal to grant shareholders the power to increase the size of the board and to fill any director vacancies created by such an increase deemed to be more than one proposal); *BostonFed Bancorp, Inc.* (March 5, 2001) (proposal to alter charter and bylaws to remove restrictions relating to various shareholder rights was excludable); *Storage Tech Corp.* (February 22, 1996) (proposal calling for immediate resignation of chief executive officer and disclosure of his severance arrangements was excludable).

Meadow Valley Corp. (March 30, 2007) is not to the contrary. There the Staff declined no-action relief under Rule 14a-8(c) on the exclusion of a shareholder proposal to liquidate a company's subsidiary and distribute the sale proceeds to its shareholders. Here, unlike *Meadow Valley*, the proposal does not simply seek to sell an asset and distribute the proceeds to shareholders. Rather, the proposal seeks to divest a subsidiary through two different modes of disposition and, in addition, to pay-down debt using the proceeds of one of these modes together with cash derived from another source. This, we submit, is not a unified proposal, and *Meadow Valley* is readily distinguishable.

2. The proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The proposal may be properly omitted in accordance with Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy if it "deals with matters relating to the company's ordinary business operations." In *Exchange Act Release No.*

34-40018 (May 21, 1998), the Commission explained that the policy underlying the ordinary business operations exclusion is to confine the resolution of ordinary business problems to management and the board of directors.

It is apparent from the proponent's supporting statement that the proposal is directed at reducing the Company's debt. The statement is explicit on this score and begins, "[t]he intent of this resolution is to eliminate the impending long term debt of Vishay." Specifically, the proposal would require a pay-down of the Company's $500 million 3 5/8% convertible subordinated notes due 2023. The supporting statement speaks to issues of cash repatriation, tax planning, credit ratings, borrowings to fund an impending (quasi) maturity and level of long term debt, in short, matters that a typical treasury department considers in sizing corporate leverage.

The appropriate debt level for the Company, how to deal with a put date on a debt security and whether to maintain cash in the United States or abroad, all of which the proposal seeks to address, are cash management issues that public companies deal with in the ordinary course of their business. It is no more appropriate for shareholders to involve themselves in decisions of whether to pay down debt than it would be for shareholders to dictate decisions to issue debt securities or to borrow at specified levels. All of these are clearly everyday operational functions within the purview of management rather than shareholders.

The Staff has consistently acknowledged that determination of whether and when to repay debt is an ordinary course of business function. For example, in *Stewart Enterprises, Inc.* (January 2, 2001), a proponent asked that shareholders vote on a proposal to liquidate all cash investments and use the proceeds and all future cash for immediate debt reduction. The Staff permitted the issuer to "exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the manner in which the company will satisfy existing debt)." The position is unchanged from *R.J. Reynolds Industries* (November 24, 1975), where the proponent advocated that the board of directors reduce total debt (short-term notes payable and all long-term debt) to 10% or less of total assets. In granting no-action relief, the Staff stated, "[the proposal] deals with the company's finances (specifically the management of its debt), a matter that necessarily involves the ordinary operations of the company." See also *First Federal Bankshares, Inc.* (August 24, 2000) (proposal to use proceeds of maturing investments to pay down debt); *Pinnacle West Capital Corporation* (March 10, 1989) (proposal to divest all non-utility subsidiaries and apply the proceeds to a reduction of debt or repurchase of shares).

While only the third component of the proposal speaks to the repayment of debt, the proponent has made this the centerpiece of his proposal and supporting statement. Without this component, the supporting statement would have to be crafted entirely anew with a wholly-other platform. Having chosen his direction, the proponent cannot now take an entirely different course. We submit, therefore, that the proposal may be omitted in its entirety on the basis of Rule 14a-8(i)(7).

Conclusion

We respectfully submit, for the foregoing reasons, that the proposals may be omitted in accordance with Rules 14a-8(c) and 14a-8(i)(7). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposals are omitted in their entirety from the Company's 2008 proxy materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 715-9280 or fax (212) 715-8000.

Very truly yours,



Abbe L. Dienstag

cc: Mr. Paul Eisenman
William Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

Appendix I

PROPOSAL AND RELATED CORRESPONDENCE

PAUL EISENMAN

250 Gorge Road
Cliffside Park, NJ 07010
(201) 945-6569

December 14, 2007

By Federal Express

Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355

Re: Shareholder Proposal for Vishay Intertechnology, Inc.
Pursuant to SEC Rule 14a-8

Dear Sir/Madam:

Delivered herewith are:

(a) a Shareholder Proposal for Vishay Intertechnology, Inc. submitted pursuant to SEC Rule 14a-8; and

(b) a Verification of Shareholder for the Shareholder Proposal.

Very truly yours,

/s/ Paul Eisenman
Paul Eisenman

Enclosures

cc: Mr. Felix Zandman, Chairman
Mr. Wayne Rogers
Mr. Zvi Grinfas
Dr. Gerald Paul
Mr. Eliyahu Hurvitz
Dr. Abraham Ludomirski
Mr. Mark I. Solomon
Mr. Zvi Shoshani
Mr. Thomas C. Wertheimer
Mr. Marc Zandman
Ms. Ruta Zandman

RESOLUTION

RESOLVED, that the Shareholder urges the following:

That, Vishay Intertechnology, Inc. ("Vishay") eliminate its long term debt that is likely to become due on August 1, 2008 by carving out a 19.5% interest in Siliconix incorporated ("Siliconix") and then spinning off the remainder of its interest in Siliconix to the Vishay shareholders as follows:

1. Vishay sells 19.5% (5.83 million shares) of Siliconix to the public;

2. Vishay distributes the remaining 80.5% (24.05 million shares) of Siliconix through a tax free reorganization to Vishay shareholders; and

3. The proceeds from the sale of the 19.5% of Siliconix, approximately $466,000,000, together with other cash on hand, be used by Vishay to pay off the $500,000,000.00 - 3 5/8% Convertible Subordinated Notes due 2023 ("$500 Million Notes").

DISCUSSION

The intent of this resolution is to eliminate the impending long term debt of Vishay and to avoid Vishay having to repatriate its cash on hand overseas, paying a substantial portion of such cash in taxes, or to avoid Vishay having to borrow sufficient funds at double the interest rate or higher to payoff the impending long term debt. This resolution, if implemented, also will likely prevent Vishay's credit rating from being adversely affected. Further, it will increase Vishay's shareholders' value by spinning off Vishay's interest in Siliconix to the Vishay shareholders. After the spin-off Vishay will be virtually free of long-term debt (except for certain indebtedness not due for more than a century) and the Vishay shareholders will be the direct owners of Siliconix. An equity carve out would allow Vishay to realize the appreciation in the Siliconix stock to pay off its debt, leaving Vishay virtually free of long-term debt. This resolution would leave the capital structure of Vishay intact, with Class B shares still having voting control of Vishay.

$500 Million Notes

As of December 31, 2006, Vishay had three items of long-term debt; (1) $500 Million Notes, (2) $105,000,000.00 of Convertible Notes due December 31, 2102 and (3) $7,162,000.00 of other long-term debt.

The holders of the $500 Million Notes have the right to require Vishay to repurchase all or some of their notes in slightly more than 7 months. This right entitles these holders to be paid 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, on August 1 of 2008, 2010, 2013 and 2018. This contingency requires Vishay to maintain a $500,000,000 standby loan commitment, which adversely affects Vishay's credit rating and ability to grow through acquisitions. Vishay has waived its right to pay this obligation in common stock to avoid a dilution.

The holders of the $500 Million Notes also can demand conversion into Vishay common stock prior to August 1, 2023 under other conditions; two of which are as follows: (1) the selling price of Vishay common stock reaches 130% of the conversion price for a specified period (i.e. approximately $27.66 per share); or (2) the credit ratings assigned to the notes are lowered by two or more levels from their initial ratings.

VERIFICATION OF SHAREHOLDER

I, Paul Eisenman, declare as follows:

1. This declaration is made in support of the accompanying Shareholder Proposal to Vishay Intertechnology, Inc. ("Shareholder Proposal") pursuant to SEC Rule 14a-8.

2. I hold shares of Vishay Intertechnology, Inc. that presently have a market value well in excess of Two Thousand ($2,000.00) Dollars. I have held such common stock for at least the one year period prior to the date of the Shareholder Proposal and I intend to continue to hold all such shares of common stock through the meeting date for the Vishay annual meeting of stockholders for 2008.

/s/ Paul Eisenman
PAUL EISENMAN

Sworn to before me this

14th Day of December, 2007

/s/ Carol Saleser

KL2 2542244.1

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

December 26, 2007

VIA FEDERAL EXPRESS

Mr. Paul Eisenman
250 Gorge Road
Cliffside Park, New Jersey 07010

Re: Notice of Defect of Shareholder Proposal

Dear Mr. Eisenman:

We are writing on behalf of our client Vishay Intertechnology, Inc. By letter dated December 14, 2007, you submitted several proposals to the Company for action at the 2008 annual shareholders meeting.

Pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, this letter notifies you of the following procedural defects in your submission.

Failure to Submit Adequate Documentation to Establish Eligibility to Submit a Proposal

Rule 14a-8(b) requires that, in order to be eligible to submit a proposal, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. While your letter dated December 14, 2007 included a statement that you hold shares of the Company that have a market value in excess of $2,000 and that you have held such shares for at least one year prior to the date of your proposals, your letter did not enclose proof of such ownership. The Company's transfer agent advises that your name has not appeared on its register of record owners of the Company's common stock during the past year.

Accordingly, for your proposals to be considered for inclusion in the Company's proxy materials, you must establish your continuous ownership of the Company's stock during the past year, either by—

(1) a written statement from the record holder of your securities (usually a broker or bank) verifying that you beneficially owned the Company's shares during the one-year period prior to the date on which you submitted your proposals; or

(2) a copy of any Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 that you have filed reflecting your continuous ownership of the Company's shares during the one-year period prior to the date on which you submitted your proposals.

Multiple Proposals in Violation of Rule 14a-8(c)

Rule 14a-8(c) under the Exchange Act provides that each shareholder may submit no more than one proposal for a particular shareholders' meeting. Your submission would appear to contain at least three separate proposals in violation of this rule.

If you do not furnish the required shareholder information in a timely fashion, or you do not timely remedy the multiplicity of proposals to the extent in violation of Rule 14a-8(c), the rules of the Securities and Exchange Commission permit the Company to exclude your proposals from its proxy materials. To be timely, your response must be postmarked, or transmitted electronically within 14 calendar days from the date you receive this letter.

Other Defects

You should be aware that the Company believes that your proposals fail to comply with the rules of the Commission on other grounds, and it is the intention of the Company to exclude your proposals on these grounds as well.

Rule 14a-8(i)(3) under the Exchange Act provides that the Company may exclude a proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements. Your supporting statement suggests that the Company could sell 19.5% of Siliconix incorporated for $466 million. You provide no support for this assertion, and the Company believes that it is materially misleading.

Rule 14a-8(i)(7) under the Exchange Act provides that the Company may exclude a proposal if it relates to the Company's ordinary business operations. Your proposal for the repayment of the Company's notes would appear to relate to the ordinary conduct of the Company's business and cash management.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude what you have proposed from the proxy materials for the 2008 annual meeting.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc: William M. Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

PAUL EISENMAN

250 Gorge Road
CLIFFSIDE PARK, NJ 07010

January 9, 2008

By Fax (212) 715-8000 and Regular Mail

Abbe L. Dienstag, Esq.
Kramer, Levin, Naftalis & Frankel, LLP
1177 Avenue of the Americas
New York NY 10036-2714

Dear Mr. Dienstag:

Thank you for your letter of December 26, 2007. Enclosed please find an e-mail from my broker verifying that I owned at least $2,000 in market value of the common shares of Vishay Intertechnology, Inc. for at least a one year period prior to December 14, 2007.

Your statement that "[y]our submission would appear to contain at least three separate proposals in violation of this rule" is erroneous. Perhaps you read my proposed resolution too quickly. I request that you read it again and more slowly. My resolution is a proposal for Vishay to eliminate its long term debt that may become due on August 1, 2008. This is a singular recapitalization proposal that would essentially eliminate the long term debt of Vishay while preserving Vishay's current ownership structure. The items numbered one through three are merely the methodology for implementing the carve-out and spin off necessary to effectuate the proposal. There is nothing in the rules that state that the method for implementing a proposal must be singular.

You state that Vishay may exclude a proposal if the proposal or its supporting statement is contrary to the Securities and Exchange Commission's proxy rules including Rule 14a-9 which prohibits false or misleading statements and you claim that 19.5% of Siliconix incorporated is not worth $466 million. I find it hard to believe that Vishay would take such a position and not disclose that position publically. Nevertheless, you may delete from the proposed resolution the following language in item number 3 on the first page: ", approximately Four Hundred Sixty Six Million ($466;000,000) Dollars,".

You also state that Vishay may exclude a proposal if it relates to its ordinary business operations and claim that the repayment of the company's notes would appear to be in the ordinary conduct of Vishay's business and cash management. I respectfully disagree with you that a proposal to recapitalize Vishay by selling off a portion of its most valuable subsidiary, distributing the remainder of the stock of that subsidiary through a tax reorganization to Vishay shareholders and using the proceeds to pay off all of Vishay's impending long term debt is in the ordinary conduct of Vishay's business.

You also state that my proposal fails to comply with the rules of the Securities and Exchange Commission on other grounds as well. Please state in writing, and specifically, if there are any other grounds on which Vishay believes my proposal fails to comply with the rules of the Securities and Exchange Commission other than those specifically set forth in your letter of December 26, 2007.

After considering this letter, please advise me whether Vishay intends to continue to refuse to include my proposed resolution as amended by this letter in Vishay's next proxy.

Very truly yours,

/s/ Paul Eisenman

Paul Eisenman

cc: Linda C. Thomsen, Director
Securities and Exchange Commission; Division of Enforcement

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

January 10, 2008

VIA FACSIMILE

Mr. Paul Eisenman
250 Gorge Road
Cliffside Park, New Jersey 07010

Re: Your Letter Dated January 9, 2008

Dear Mr. Eisenman:

We are writing on behalf of our client Vishay Intertechnology, Inc. (the "Company"). By letter dated January 9, 2008, you submitted a response to our letter dated December 26, 2007 regarding your proposals to the Company for action at the 2008 annual shareholders meeting.

Your letter references an enclosed e-mail from your broker regarding your ownership in the Company. Please be advised that such e-mail was not enclosed or attached to your letter. Accordingly we are not in receipt of the requested verification of your ownership in the Company.

Very truly yours,

/s/ Abbe Dienstag

Abbe L. Dienstag

cc: William M. Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

Eisenman-Todd
ADVERTISING & PUBLIC RELATIONS
Voice: 201-692-9600 • Fax: 201-801-9007 • email: cmnctr@gmail.com
310 Cedar Lane, Teaneck, NJ 07666-3441

Memo via Fax

To:	Abbe L. Dienstag, Esq.
From:	Paul Eisenman
Date:	January 10, 2008
Subject:	Fidelity Letter

Number of pages including this one: 2

Dear Sir:

Attached is the letter from Fidelity Investments confirming my ownership of a least 1,000 shares of Vishay Intertech (VSH) to date as of December 1, 2006.

Very truly yours,

/s/ Paul Eisenman
Paul Eisenman

Fidelity Investments
Premium Services
100 HOME DRIVE, COVINGTON, KY 41015
850.544.4442

January 7, 2008

PAUL EISENMAN
250 GEORGE RD APT 5J
CLIFFSIDE PK, NJ 07010-1314

Dear Mr. EISENMAN:

Please accept this letter as confirmation that your Fidelity Investments account 127-409790 has held at least 1000 shares of Vishay Intertech (VSH) to date as of December 1, 2006.

I hope this information is helpful. If you have any questions or need additional information, please call 1-800-544-4442. Your Premium team is available to assist you from 8:00 a.m. to 9:00 p.m. Eastern time, Monday through Friday.

Sincerely,

/s/ Michael Fein
Michael Fein
Senior Premium Services Specialist

Our file: W024384-071AN08

PAUL EISENMAN

250 Gorge Road
Cliffside Park NJ 07010

RECEIVED
2008 FEB 19 AM 11:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 12, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Paul Eisenman

Dear Sirs:

I am in receipt of a copy of a letter dated January 25, 2008 from Abbe L. Dienstag, Esq. to you requesting that the staff of the Division of Corporation Finance not recommend to the Securities and Exchange Commission any enforcement action against Vishay Intertechnology, Inc. ("Vishay") if Vishay excludes from its proxy materials my shareholder proposal. I respectfully request that the staff of the Division of Corporation Finance decline Mr. Dienstag's request and instead advise him that the staff of the Division of Corporation Finance will, or may, recommend enforcement action to the Securities and Exchange Commission if Vishay excludes my shareholder proposal from its proxy materials.

Mr. Dienstag states two bases for his request. First, he claims Vishay is entitled to exclude my proposal from Vishay's proxy materials because my proposal purportedly constitutes multiple proposals in violation of Rule 14A-8(c). Second, Mr. Dienstag claims my proposal may be properly omitted in accordance with Rule R14a-8(i)(7) because purportedly my proposal deals with matters relating to Vishay's ordinary business operations. Mr. Dienstag is incorrect in both regards.

My proposal does not constitute multiple proposals. It is a singular recapitalization proposal that would essentially eliminate the long-term debt of Vishay while preserving Vishay's current ownership structure. Items numbered 1 through 3 on page 2 of Mr. Dienstag's letter under the heading "The Proposal" do not constitute multiple proposals and very clearly are merely the methodology for implementing the recapitalization proposal I have made. There is nothing in Rule 14a-8(c) that states that the methodology for implementing a proposal must be singular.

Mr. Dienstag also is incorrect in stating that my proposal deals with matters relating to the company's ordinary business operations. That simply is not true. My proposal is a proposal to recapitalize Vishay by selling off a portion of its most valuable subsidiary, distributing the remainder of the stock of that subsidiary through a tax-free reorganization to Vishay shareholders and using the proceeds to pay Vishay's impending long-term debt. In the life of a corporation, that is extraordinary and not ordinary and should be submitted for shareholder review.

The convertible bonds at issue ($500 Million face value) are likely to be put to Vishay for payment on August 1, 2008. This will require a new loan or a substantial dilution of shareholder equity (50 million shares @ $10/share). Vishay has adopted a Board resolution waiving Vishay's right to issue stock in payment of this debt in order to prevent dilution so that the Zandman family's control of Vishay through the B shares, which are held or controlled exclusively by the Zandmans, is maintained; i.e., B shares have 10-for-1 voting rights, 3 members of the immediate Zandman family are on the Board and the remainder of the Board are related or close friends of the Zandmans. (See Form 13 G/A filed 02/08/08) The mere fact that the Board has limited its options for the repayment of massive debt shows that this transaction is anything but ordinary and should be placed in the hands of the shareholders.

I respectfully request that the Staff of the Division of Corporation Finance advise Mr. Dienstag that if Vishay excludes my proposal from its proxy materials that it will, or may, recommend enforcement action against Vishay to the Securities and Exchange Commission.

Very truly yours,



Paul Eisenman

cc: Abbe L. Dienstag, Esq.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

February 27, 2008

RECEIVED
2008 FEB 28 PM 2:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Shareholder proposal of Paul Eisenman

Ladies and Gentlemen:

Reference is made to our letter of January 25, 2008 requesting on behalf of Vishay Intertechnology, Inc. (the "Company") confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the shareholder proposal of Mr. Paul Eisenman from the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders.

Mr. Eisenman, by letter dated February 12, 2008, submitted a response to our no-action request letter to the Division of Corporation Finance. Mr. Eisenman's letter of February 12, 2008 is attached as Appendix I to this letter.

As discussed in the Company's no-action letter response, the Company believes that it properly may omit the proposal from its proxy materials under Rules 14a-8(c), because it contains multiple proposals, even after the Company timely alerted Mr. Eisenman to this defect, and under Rule 14a-8(i)(7), because it relates to debt refinancing which the Staff has consistently and correctly found relates to ordinary course business operations.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the proponent as notice of the Company's intention to omit the proposals from its proxy materials.

The Proposal

The proposal requests that the Company's Board of Directors:

(1) sell 19.5% (5.83 million shares) of Siliconix incorporated (a subsidiary of the Company) to the public;

(2) distribute the remaining 80.5% (24.05 million shares) of Siliconix through a tax free reorganization to the Company's shareholders; and

(3) use the proceeds from the sale of the 19.5% of Siliconix, together with other cash on hand, to pay off $500,000,000 in 3-5/8% Convertible Subordinated Notes due in 2023.

Bases for Exclusion of Proposal from Proxy Materials

Our arguments against inclusion of Mr. Eisenman's proposal are set forth in detail in our no-action letter request. Here, we respond in brief to Mr. Eisenman's arguments in his rejoinder letter.

Rule 14a-8(c)

As demonstrated in our no-action request letter, each of the components of Mr. Eisenman's proposal is distinct and requires its own, independent calculus for approval. Mr. Eisenman argues that his proposal is "a singular recapitalization proposal that would eliminate the long-term debt of Vishay while preserving Vishay's present ownership structure." In his own words, Mr. Eisenman acknowledges that his proposal is directed at accomplishing two distinct objectives—a recapitalization, presumably meaning the sale/spin-off of the Company's Siliconix subsidiary <u>and</u> elimination of the Company's debt. For this reason alone, the proposal is impermissibly bifurcated.

Moreover, even if Mr. Eisenman's proposal had only been to sell off a portion of Siliconix and spin-off the remainder, it would run afoul of Rule 14a-8(c). We are unaware of any Staff position—and Mr. Eisenman cites none—in which the Staff has concurred that a proposal both to sell off a potion of a subsidiary and thereafter to spin-off the remainder constitutes a single proposal. As we point out in our no-action letter request, each of these two elements implicates its own constellation of considerations, which cannot properly be bundled.

Rule 14a-8(i)(7)

Mr. Eisenman claims we incorrectly assert that his proposal deals with ordinary business matters, because a recapitalization of the type he proposes is "extraordinary." Mr. Eisenman misses our point. It may be that a recapitalization constitutes an extraordinary transaction. But as we demonstrate in our no-action request letter by reference to over 30 years of staff jurisprudence, repayment of debt does not. The proponent has cited no precedent to the contrary. Mr. Eisenman has made the pay-off of the Company's 3 5/8% convertible notes the center piece and raison d'etre of his proposal. Accordingly, the proposal in its entirety must fail under Rule 14a-8(i)(7).

Other Points

The Company is aware of the staff position, articulated in Staff Legal Bulletin 14B, that a proposal that is not factually supported is not, for that reason alone, excludable under Rule 14a-8(i)(3). We observe, however, that Mr. Eisenman makes numerous assertions without support or explanation, including—

- the suggestion that a failure to pay off the 3 5/8% convertible notes will likely adversely affect the Company's credit rating;
- the statement that the Company maintains a $500,000,000 standby loan commitment; it does not;
- the statement that this putative loan commitment adversely affects the ability of the Company to grow through acquisitions; it does not.
- the implied suggestion that an initial public offering of 19.5% of Siliconix would raise close to the $500,000,000 necessary to repay the 3 5/8% convertible notes. With a current total market capitalization of the Company of approximately $2 billion, it would certainly be a most amazing feat of financial legerdemain to sell less than 20% of a subsidiary of one of the Company's divisions for one quarter of that amount!;
- the failure to provide any explanation for the proposed split between the amount of Siliconix to be sold under the proposal to the public and the amount to spun off under the proposal to shareholders.

We suggest, without pressing the point, that the cumulative effect of these deficiencies may well rise to a level that implicates the concerns of Rule 14a-8(i)(3) and Rule 14a-9.

Finally, the Company must set the record straight on one point raised in Mr. Eisenman's rejoinder letter. Mr. Eisenman writes that the Company's Board of Directors adopted a resolution waiving the Company's right to issue stock in payment of the 3 5/8% convertible notes to prevent the dilution of ownership of the Company's current controlling shareholder. This is incorrect. As explained in note 16 to the Company's audited 2007 financial statements included in the Company's 2007 annual report on Form 10-K, this election has allowed the Company to reflect the notes in its earnings per share calculation using the "treasury stock method," rather than on an "as converted basis" which would result in higher dilution.

Conclusion

For the reasons stated here and in our no-action request letter, we respectfully request that the Staff confirm that it will not recommend enforcement action if Mr. Eisenman's proposal is omitted in its entirety from the Company's 2008 proxy materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 715-9280 or fax (212) 715-8000.

Very truly yours,



Abbe L. Dienstag

cc: Mr. Paul Eisenman
William Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

Appendix I

SHAREHOLDER REPLY LETTER

PAUL EISENMAN

250 Gorge Road
Cliffside Park NJ 07010

Appendix I

February 12, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Paul Eisenman

Dear Sirs:

I am in receipt of a copy of a letter dated January 25, 2008 from Abbe L. Dienstag, Esq. to you requesting that the staff of the Division of Corporation Finance not recommend to the Securities and Exchange Commission any enforcement action against Vishay Intertechnology, Inc. ("Vishay") if Vishay excludes from its proxy materials my shareholder proposal. I respectfully request that the staff of the Division of Corporation Finance decline Mr. Dienstag's request and instead advise him that the staff of the Division of Corporation Finance will, or may, recommend enforcement action to the Securities and Exchange Commission if Vishay excludes my shareholder proposal from its proxy materials.

Mr. Dienstag states two bases for his request. First, he claims Vishay is entitled to exclude my proposal from Vishay's proxy materials because my proposal purportedly constitutes multiple proposals in violation of Rule 14A-8(c). Second, Mr. Dienstag claims my proposal may be property omitted in accordance with Rule R14a-8(i)(7) because purportedly my proposal deals with matters relating to Vishay's ordinary business operations. Mr. Dienstag is incorrect in both regards.

My proposal does not constitute multiple proposals. It is a singular recapitalization proposal that would essentially eliminate the long-term debt of Vishay while preserving Vishay's current ownership structure. Items numbered 1 through 3 on page 2 of Mr. Dienstag's letter under the heading "The Proposal" do not constitute multiple proposals and very clearly are merely the methodology for implementing the recapitalization proposal I have made. There is nothing in Rule 14a-8(c) that states that the methodology for implementing a proposal must be singular.

Mr. Dienstag also is incorrect in stating that my proposal deals with matters relating to the company's ordinary business operations. That simply is not true. My proposal is a proposal to recapitalize Vishay by selling off a portion of its most valuable subsidiary, distributing the remainder of the stock of that subsidiary through a tax-free reorganization to Vishay shareholders and using the proceeds to pay Vishay's impending long-term debt. In the life of a corporation, that is extraordinary and not ordinary and should be submitted for shareholder review.

The convertible bonds at issue ($500 Million face value) are likely to be put to Vishay for payment on August 1, 2008. This will require a new loan or a substantial dilution of shareholder equity (50 million shares @ $10/share). Vishay has adopted a Board resolution waiving Vishay's right to issue stock in payment of this debt in order to prevent dilution so that the Zandman family's control of Vishay through the B shares, which are held or controlled exclusively by the Zandmans, is maintained; i.e., B shares have 10-for-1 voting rights, 3 members of the immediate Zandman family are on the Board and the remainder of the Board are related or close friends of the Zandmans. (See Form 13 G/A filed 02/08/08) The mere fact that the Board has limited its options for the repayment of massive debt shows that this transaction is anything but ordinary and should be placed in the hands of the shareholders.

I respectfully request that the Staff of the Division of Corporation Finance advise Mr. Dienstag that if Vishay excludes my proposal from its proxy materials that it will, or may, recommend enforcement action against Vishay to the Securities and Exchange Commission.

Very truly yours,



Paul Eisenman

cc: Abbe L. Dienstag, Esq.

RECEIVED
2008 MAR 17 PM 3:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL EISENMAN
250 Gorge Road
CLIFFSIDE PARK, NJ 07010
(201) 692-9600

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Re: Shareholder Proposal of Paul Eisenman

Dear Sirs:

I am in receipt of a copy of a letter from Abbe L. Dienstag, Esq. to you dated February 27, 2008. Although most of Mr. Dienstag's letter is devoted to rehashing positions that he already had taken in his original letter of January 25, 2008, he makes several misleading and false statements in his February 27, 2008 letter which the Chief Counsel's office should take into account in assessing all of the statements made by Mr. Dienstag in support of the position of Vishay Technology, Inc.

On page 3 of his letter to you, Mr. Dienstag, in criticizing my letter of February 12, 2007, states "the statement that the Company maintains a $500,000,000 standby loan commitment; it does not." That is a false statement and is contradicted by Vishay's 10K that was filed on February 27, 2008, the same day Mr. Dienstag wrote his letter. The 10K states in two places that Vishay has a revolving credit facility in the aggregate amount of $500,000,000. On page 54 of the 10K, in the second paragraph thereof, Vishay states as follows:

> "The new revolving credit facility provides a commitment of up to $250 million through April 20, 2012. Furthermore, we are permitted to request an increase of the revolving credit facility by an additional $250 million, **resulting in an aggregate commitment up to $500 million,** provided that no default or event of default exists."

That identical language is repeated in the second paragraph on page F-38.

Further, Vishay, on page 53 of the 10K starting with the eighth paragraph, describes the 3 5/8% convertible notes and confirms that the principal amount of the notes is $500 million. Vishay, describing the options that it has in paying these $500 million in convertible notes, then states:

"We also have adequate borrowing capacity **under our revolving credit facility** described below, if necessary, to make all principal payments on the notes in cash."

Thus, Mr. Dienstag's statement about Vishay not having a $500,000,000 standby loan commitment is not only false but is specifically contradicted by Vishay.

Equally false is Mr. Dienstag's statement on page 3 of his letter to you that "the statement that this putative loan commitment adversely affects the ability of the Company to grow through acquisitions; it does not." This statement also is contradicted by Vishay's 10K.

In the second paragraph on page 19 of the 10K, which is entitled "Future acquisitions could require us to issue additional indebtedness or equity," the 10K states as follows:

"If we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through bank borrowings or the issuance of public or private debt. This acquisition financing would likely decrease our ratio of earnings to fixed charges and adversely affect other leverage criteria. Under our existing credit facility, we are required to obtain the lenders' consent for certain additional debt financing and to comply with other covenants including the application of specific financial ratios. We are also restricted from paying cash dividends on our capital stock. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required. If we were to undertake an acquisition for equity, the acquisition may have a dilutive effect on the interests of the holders of our common stock."

As Vishay makes clear, in the last paragraph on page 22 of the 10K, which is entitled "Our reluctance to issue substantial additional shares in order not to dilute the interest of our existing shareholders could impede growth," it is clear that the issuance of shares to make acquisitions is not likely to occur. That paragraph states as follows:

In the past, Vishay has grown through numerous acquisitions financed alternatively through cash on hand, the incurrence of indebtedness, and the issuance of equity, directly or indirectly by refinancing acquisition debt. We may in the future be presented with attractive investment or strategic opportunities that, because of their size and the financial condition of Vishay at the time, would require the issuance of substantial additional amounts of our common stock. If such opportunities were to arise, our Board of Directors would need to consider the potentially dilutive effect on the interests and voting power of our existing stockholders. In particular, our Board of Directors believes that it is in our best interest to ensure the continued vision and influence of our founder, Dr. Feliz Zandman, over our corporate affairs. Dr. Zandman currently has effective voting control over Vishay through our Class B common stock, by direct ownership, a family trust, and a voting trust agreement, such that he has approximately 45% of our outstanding voting power. The reluctance to issue additional shares could impede our future growth.

Finally, in the penultimate paragraph on page 53, and in the fourth paragraph on page F36, Vishay states that the Board of Directors adopted a resolution that, in effect, would prevent Vishay from issuing common shares to redeem the 3 5/8% convertible notes; therefore requiring Vishay, as it admits in the last paragraph on page 53 of the 10k, to either use cash on hand or what Mr. Dienstag refers to as "the putative loan commitment" to pay off the convertible notes.

Because Vishay has sworn off issuing stock for further acquisitions or for paying off the convertible notes and because that will result in Vishay either having to pay $500 million plus interest from its cash on hand, which is not sufficient to make such payment, or to use "the putative loan commitment," as Vishay admits in the second paragraph on page 19 of its 10K, this will "likely decrease our [Vishay's] ratio of earnings to fixed charges and adversely affect other leveraged criteria." Obviously, this would adversely affect the ability of Vishay to grow through acquisitions.

In the last paragraph on the third page of Mr. Dienstag's letter, he states that it is incorrect when I stated that Vishay's board of directors adopted a resolution waiving Vishay's right to issue stock in payment of the 3 5/8% convertible notes to prevent the dilution of ownership of the Company's controlling shareholders. Mr. Dienstag then attempts to divert the Office of the Chief Counsel's attention by describing a purported effect of that decision but not the reason for that decision. Mr. Dienstag does not contest that the reason for that resolution was to protect Mr. Zandman's control of Vishay. Nor could he in light of pages 53 and F36 of the 10K Vishay, as quoted above, which admit that Vishay adopted a resolution waiving its right to issue stock in payment of the 3 5/8% convertible notes. The reason for that is clear from reading the above quoted language from page 22 of the 10K, *i.e.*, that Mr. Zandman who controls Vishay, will not permit the dilution of his control.

Additionally, Mr. Dienstag attempts to mislead you when he states that the" total market capitalization of the company [Vishay]" is approximately "$2 billion," and concludes 19.5% of Siliconix could not be sold for anywhere near $500 million. Mr. Dienstag ignores the fact that the value of Siliconix is diluted by the baggage of the remainder of Vishay's businesses and, if Siliconix was a free-standing company, Siliconix would have a fair market value of approximately $2.0 billion.

In considering all of Mr. Dienstag's and Vishay's arguments, the Office of the Chief Counsel should take into account the false and misleading statements that were made by Mr. Dienstag in support of his no-action letter request and deny that request.

Very truly yours,



Paul Eisenman

cc: Abbe L. Dienstag

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vishay Intertechnology, Inc.
Incoming letters dated January 25, 2008

The proposal urges Vishay to eliminate its long term debt by taking actions that are specified in the proposal.

There appears to be some basis for your view that Vishay may exclude the proposal under rule 14a-8(i)(7), as relating to Vishay's ordinary business operations (i.e., management of existing debt). Accordingly, we will not recommend enforcement action to the Commission if Vishay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Vishay relies.

Sincerely,



Song Brandon
Attorney-Adviser

END